Exhibit 99.1

Itaú Corpbanca and subsidiaries As of and for the two-month periods ended February 28, 2022 and 2021

The financial information of Itaú Corpbanca as of and for the two-month periods ended February 28, 2022 and 2021 has been published on our website in accordance with Circular No 18 of the Chilean Commission for the Financial Market (or "CMF") dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the Compendium of Accounting Standards issued by CMF pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the international standards of accounting and financial reporting issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the CMF.

Commencing on January 1, 2022, we have implemented the regulatory changes put in place by the new accounting standards compendium issued by the CMF. The main accounting impacts generated are related to the adoption of IFRS 9, except for the impairment for accounts receivable, in addition to the amendments introduced to chapter B related to the suspension of interest accrual and credit risk provisions on contingent loans. Further details on the impacts on the financial statements can be reviewed in note 1 of our audited financial statements as of December 31, 2021, which are available on the following link:

https://s2.q4cdn.com/476556808/files/doc_downloads/2022/02/25/ITCB_Financial-Statements-with-Notes-Dec.2021_SPAN.pdf

CONDENSED CONSOLIDATED BALANCE SHEET
In Ch$ million			Feb'22	Feb'21
Total loans			24,754,151	22,663,605
Total assets			36,888,625	34,148,990

Deposits and other demand liabilities			7,494,580	6,266,542
Time deposits and other time liabilities			10,075,394	10,641,770
Interbank borrowings			4,792,664	3,730,986
Debt and regulatory capital instruments issued			6,799,100	6,237,746

Equity			3,108,996	2,399,909
Total equity attributable to equity holders of the Bank			3,105,533	2,329,152
Non-controlling interest			3,463	70,757

CONSOLIDATED INCOME STATEMENT FOR THE PERIOD			With reclassification of financial hedges[1]

In Ch$ million	2M'22	2M'21	2M'22	2M'21
Net operating profit before provision for loan losses	174,750	228,330	208,570	217,994
Loan losses expense[2]	(30,500)	(27,152)	(30,500)	(23,350)
Total operating expenses	(111,480)	(115,152)	(111,480)	(115,152)
Operating income	32,770	86,026	66,590	79,492
Income from investments in companies	198	353	198	353
Operating income before income taxes	32,968	86,379	66,788	79,845
Income taxes	38,133	(20,663)	4,313	(14,129)
Consolidated income for the period	71,101	65,716	71,101	65,716

Net income attributable to holders of the Bank	71,089	64,351	71,089	64,351
Non-controlling interest	12	1,365	12	1,365

1 - Includes the reclassification of foreign exchange gain or loss generated by hedge positions that neutralize the impacts of exchange rate variation on the fiscal value of our investments abroad for both columns (2022 and 2021), and on our loan loss provisions associated with loans in foreign currency for column 2021 only.

2 - Includes Ch$6.6 billion of additional provisions established during the period ended February 28, 2022.

This financial information shall be considered provisional until the official figures are published by the Commission for the Financial Market.

Roxana Zamorano			Gabriel Moura
Chief Accounting Officer			Chief Executive Officer